

Evan Blasband · 3rd

Cofounder and CTO of Allthenticate

San Carlos, California · 500+ connections · **Contact info**

 **Allthenticate**

UCSB UC Santa Barbara

Experience

Cofounder and CTO

Allthenticate

Jun 2017 – Present · 3 yrs 2 mos
Santa Barbara, California Area

More Security. Less Burden. Use your smartphone to unlock both your physical and digital worlds. Convince your smartphone that you're you, and let it convince the rest of the world.

• Winner of UCSB's 2019 New Venture Competition winning $12,500 competing against 20+ teams.

Contact: **...see mor**

   

Teaching Assistant



UC Santa Barbara

Sep 2019 – Jun 2020 · 10 mos

Teaching Assistant for the Electrical Engineering Capstone projects.



IDEO CoLab Makeathon
IDEO CoLab
Oct 2019 · 1 mo
San Francisco

1 of 60 makers selected from 400+ applicants to work under IDEO's R&D CoLab. Created a prototype around emerging technologies for human centered problems surrounding the circula economy and big box stores.



CoLab is IDEO's platform for...



Systems Engineer
Lockheed Martin
Jun 2018 – Oct 2019 · 1 yr 5 mos
Santa Barbara, California

- Designed 5 PCB's using Altium Designer that have been fabricated.
- Performed testing and and debugging of advanced infrared cameras.
- Programmed HP4156A parameter analyzer to automate transistor architecture testing.
- Optimized infrared camera process flow from silicon wafer to fully integrated syste ...see mor



Electrical/Computer Engineer Altair ZenPad
UC Santa Barbara
Sep 2018 – Jun 2019 · 10 mos

- Conceived, Designed and built a fully customizable, bluetooth controlled, portable massage pad.
- Designed motherboard schematic and created PCB layout in Eagle.
- Helped implement firmware for embedded system to be controlled from peripheral ...see mor

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Education



UC Santa Barbara
Master of Science - MS, Electrical and Computer Engineering, 1st
2018 – 2020



University of California, Santa Barbara
Bachelor of Science - BS, Electrical Engineering, Senior
2015 – 2019
Activities and Societies: TMP New Venture Competition, Sigma Pi Fraternity, IEEE,
Entrepreneurs Association

Saint Francis High School, Mountain View CA
2011 – 2015

- 4.2 GPA
- Varsity soccer and track

Skills & Endorsements

Leadership · 8

Endorsed by **Riley Quinn, who is highly skilled at this**

Teamwork · 7

Endorsed by **Sina Edalatjavid, who is highly skilled at this**

Communication · 1

Sina Edalatjavid has given an endorsement for this skill

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